Item No. 77D (Policies with respect to
security investments) - Attachment


In June 2009, the Trust's investment policies were changed to provide that if the Trust holds equity securities issued in exchange for a Senior Loan or issued in connection with the debt restructuring or reorganization of a borrower, the Trust may acquire additional equity securities of such borrower
(or such borrower's affiliates) if, in the judgment of the investment adviser, such an investment may enhance the value of a Senior Loan held or would otherwise be consistent with the Trust's investment policies.